December 4, 2019

M nica Miloslavich
Chief Financial Officer
Grana & Montero S.A.A.
Avenida Paseo de la Rep blica 4667
Surquillo
Lima 34, Per

       Re: Grana & Montero S.A.A.
           Form 20-F for the Year Ended December 31, 2017
           Filed July 2, 2018
           Form 20-F for the Year Ended December 31, 2018
           Filed May 1, 2019
           File No. 001-35991

Dear Ms. Miloslavich:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing